

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 7, 2008

By Facsimile and U.S. Mail

Mr. Martin Pak Wai Keung
Chief Financial Officer
Man Sang Holdings, Inc.
Suites 2208-14, 22/F
Sun Life Tower, The Gateway, 15 Canton Road
Tsimshatsui, Kowloon, Hong Kong

>   **Re: Man Sang Holdings, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2008**
>   **Filed June 27, 2008**
>   **File No. 001-32592**

Dear Mr. Keung:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief